SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA ● ASIA PACIFIC ● EUROPE	+1 212 839 8615 JKEAN@SIDLEY.COM

October 20, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Manion

Senior Staff Accountant, Division of Investment Management

Re:  Annual Reports of the Funds Listed on Appendix A

Dear Mr. Manion:

On behalf of the funds set forth in Exhibit A (each, a “Fund” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 23, 2023 regarding the Annual Reports to Shareholders on Form N-CSR (each, an “Annual Report”) and the Annual Reports for Registered Investment Companies on Form N-CEN (each, a “Form N-CEN” and together with the Annual Reports, the “Reports”) of each Fund.

For your convenience, the substance of the Staff’s comments has been restated below. We have discussed the Staff’s comments with representatives of the Funds. Each Fund’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Report(s).

COMMENT LETTER

Re: all Funds

1.

Comment: The Staff notes that the Funds report that the securities are self-custodied by UBS Trust Company. Accordingly, 17f-2 reports are required to be filed. Please discuss in correspondence why these 17f-2 reports have not been filed in accordance with Rule 17f-2 under the Investment Company Act of 1940 (the “1940 Act”). In addition, please file any missing reports and explain what controls will be implemented to ensure all future reports will be filed in a timely manner.

Response: The Funds have engaged Ernst & Young LLP to file the missing 17f-2 reports and to ensure that that all future 17f-2 reports will be filed in a timely manner. The Funds note the inadvertent failure to file the required 17f-2 reports.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Re: all Funds (except Multi-Select)

2.

Comment: The Staff notes that the applicable Funds have omitted the MDFP performance information required by Form N-2, Item 24.g.(2) and Form N-1A, Item 27(b)(7)(ii) showing the growth of $10,000 in comparison to its benchmark. Please ensure the proper disclosures are included in future shareholder reports.

Response: Certain Funds are not yet effective under the Securities Act of 1933 (the “1933 Act”), so therefore are not required to show such performance information. Nonetheless, these Funds may show such information in future shareholder reports. In addition, the Funds confirm that for Funds that are effective under the 1933 Act, the MDFP performance information required by Form N-2, Item 24.g.(2) and Form N-1A, Item 27(b)(7)(ii) showing the growth of $10,000 in comparison with the benchmark will be included in future shareholder reports.

Re: all closed-end Funds

3.

Comment: The Staff notes that the closed-end Funds cite a market value that is not publicly available and that the Funds are not traded on an exchange. Please discuss in correspondence the valuation policies and methods associated with determining market values for these Funds.

Response: The referenced market value prices are set by either street (broker dealers) bids, open orders limit or market prices or a price derived from the last trade discount to Net Asset Value in the absence of a firm bid.

4.	Comment: The Staff requests that the closed-end Funds include additional disclosure in the closed-end Funds’ shareholder reports detailing how the leverage ratio is calculated.

Response: The closed-end Funds confirm that additional disclosure will be included in future shareholder reports detailing how the leverage ratio is calculated.

5.

Comment: The Staff notes that the notes to the Financial Statements in the closed-end Funds’ shareholder reports state with respect to the repurchase agreements that the counterparties have the ability to repledge or sell the assets posted as collateral. However, no additional details relating to the repledging and rehypothecation are disclosed. Please disclose in correspondence any benefits received by the Funds if the counterparties repledge or rehypothecate the collateral. In addition, please discuss any additional monitoring of the assets that is required by the Funds to ensure their rights under these various agreements. Please ensure future disclosures are enhanced to include any additional risks associated with repledging or sales by the counterparties, the monitoring performed by the Funds and any benefits received by the Funds related to repledging the assets such as lower interest rates or additional income. See ASC 210-20-55-14.

Response: The Funds enter into repurchase agreements that do not have third-party custodians with the collateral delivered directly to the counterparty.

Pursuant to the terms of the standard SIFMA Master Repurchase Agreement, the counterparty is free to repledge or rehypothecate the collateral, provided it is delivered to the Funds upon maturity of the repurchase agreement. This arrangement allows the Funds to receive better interest rates and pricing on the repurchase agreements. While the Funds cannot monitor the rehypothecation of its collateral, they do monitor the market value of the collateral versus the repurchase amount, that the income from the collateral is paid to the fund on a timely basis, and the collateral returned at the end of the repurchase agreement. The Funds will ensure that future disclosures are enhanced to include any additional risks associated with the repledging or sales of collateral by the counterparties, the monitoring performed by the Funds and the benefits received by the Funds related to repledging the assets, including lower interest rates and additional income, as described above.

Re: Tax-Free Funds

6.

Comment: The Staff notes that the Tax-Free Funds have an expense amount labeled mortgage servicing fees. Please discuss in correspondence the nature of these expenses as presented in the most recent shareholder reports.

Response: The expense labeled mortgage servicing fees reflect the dollar amounts paid by the Funds to mortgage loan servicing entities providing services on the mortgage loans held by the Funds. These mortgage loans initially comprised the collateral for various series of privately-placed participation certificates (collateralized debt obligations) issued by two Puerto Rico banking institutions. These institutions were subsequently closed by the local bank regulator on April 30, 2010 and February 27, 2015. As part of the liquidation process conducted by the Federal Deposit Insurance Corporation, the mortgage loans were delivered to the Funds which had invested in those participation certificates.

Re: Tax-Free Fund for Puerto Rico Residents, Inc.

7.

Comment: The Staff notes that with respect to the closed-end Funds’ investment in the Puerto Rico Infrastructure Agency, the Funds received cash in November 2022 in a settlement and recorded a reduction in principal. Please discuss the accounting for this exchange, including recording the receipts in November as a principal reduction. Further, please indicate whether this investment is considered non-income producing and, if so, in future shareholder reports please specify that this investment is non-income producing.

Response: As part of the referenced settlement, the Funds received cash and a Contingent Value Instrument (“CVI”) in exchange for the referenced PRIFA bond. The CVI makes an annual distribution contingent on the receipt of the Federal Rum Excise Taxes. Per the CVI’s trustee, the payments are recorded first against the principal amount of the CVI. After the Fund recoups the principal amount in full, any additional payments would be recorded as income. This is a non-income producing asset and the Funds will specify accordingly in future shareholder reports. The Funds will continue to monitor notices received from the trustee.

Re: certain funds (including, for example, US Mortgage-Backed & Income Fund For Puerto Rico Residents, Inc. and Tax-Free High Grade Portfolio Target Maturity Fund For Puerto Rico Residents, Inc.)

8.

Comment: The Staff notes that the applicable Funds state that no derivatives were held during the most recent year-ends reported. However, the Funds show swap-related gains/losses in the Statements of Operations and also refer to certain tax differences relating to such swaps. Please discuss in correspondence how derivative gains can be recorded without holding the instruments noted.

Response: The Funds reported swap-related gains/losses in the Statements of Operations because they received a cash payment related to a U.S. Dollar LIBOR legal settlement for swaps held by the Fund between 2007-2010.

Re: certain funds (including, for example, Tax-Free High Grade Portfolio Target Maturity Fund For Puerto Rico Residents, Inc.)

9.

Comment: The Staff notes that the applicable Funds have disclosed return of capital. Please confirm that the applicable Funds have complied with shareholder notice requirements under Section 19(a) of the 1940 Act.

Response: The Funds previously sent press releases to shareholders to notify them of returns of capital. The Funds will ensure in the future that any such press releases comply with Section 19(a) of the 1940 Act.

Re: Tax Free Target Maturity Fund

10.

Comment: The Staff notes that the Fund has a liability labeled “Administration Fees Tax Advanced” and a corresponding expense labeled “Administration Fees Tax Advanced Expense”. The Staff notes that the table appears to be aged due to the differences in balances between the Statement of Assets and Liabilities which lists the liabilities as $19,000 and the expense amount which was $1,800. Please discuss in correspondence what the expense and related liability are for the administrative fees tax advances and what the age of the liability was at June 30, 2022.

Response: The liability for $19,000 labeled “Administration Fees Tax Advanced” refers to the Puerto Rico tax on Fund Administration. After the Puerto Rico tax reform of 2015, Fund Administration was not able to confirm if the Fund was still required to pay the Puerto Rico Fund Administration tax and the Fund started reserving such amounts in case a payment was due. This liability is aged 8 years. The expense amount of $1,800 was the amount accrued by the Fund for the fiscal year ended June 30, 2022.

Re: Open-end Funds

11.

Comment: The Staff notes with respect to the tax disclosure in the open-end Funds’ shareholder reports that there are certain distribution requirements for the Funds to meet the Puerto Rico requirements under Section 1112.0182 of the Puerto Rico Internal Revenue Code of 2011, which states that the Funds have to make certain distributions to avoid income tax. For Multi-Select Securities Fund, the Staff note that no distributions have been paid for the fiscal years ended March 31, 2022 and 2023. Please discuss in correspondence whether the Funds have been in compliance with the Puerto Rico Internal Revenue Code, the U.S. Internal Revenue Code and/or the 1940 Act.

Response: All portfolios of the Multi-Select Securities Fund had a net investment loss for the fiscal year ended on March 31, 2022. For the fiscal year ended March 31, 2023, two of the portfolios of Multi-Select Securities Fund reported net investment income and accordingly, paid a dividend, as stated in the subsequent event disclosure included in the 2023 annual report.

12.

Comment: The Staff notes that with respect to the disclosures relating to paying capital gains tax, the Funds state that dividend income is recorded net of taxes. However, Reg S-X requires that income is recorded gross of taxes with offsets for amounts paid in taxes. Please discuss in correspondence, citing appropriate U.S. GAAP provisions that allow for recording of income items net of any taxes.

Response: The Funds note the Staff’s comment and in future shareholder reports will record dividend income gross of taxes with offsets for amounts paid in taxes in accordance with Reg S-X.

Re: Short Term Investment Fund for Puerto Rico Residents, Inc.

13.

Comment: The Staff notes that the valuation note to the Financial Statements in the Short Term Fund’s shareholder report states that the Fund’s securities are valued by State Street using pricing services. However, the specific techniques cited for the Fund’s investments as of June 30, 2022 was amortized cost. Please confirm in correspondence which technique was utilized - pricing service or amortized cost - and also explain as necessary whether amortized cost is appropriate for this Fund as it does not appear to be a money market fund, as defined in Rule 2a-7 under the 1940 Act.

Response: The Fund confirms that pursuant to the Fund’s valuation policies, the Fund’s securities generally would be valued by State Street using pricing services, except that pursuant to the Fund’s valuation policy, the Fund uses the amortized cost method to value securities that have a maturity of 60 days or less. Currently the Fund uses the amortized cost method because the Fund is invested in U.S. Agency securities. The Fund will clarify in future reports that the amortized cost method was used only with respect to securities that have a maturity of 60 days or less.

14.

Comment: The Staff notes that the Fund identifies as a non-diversified fund. Please explain in correspondence how a fund that primarily invests in U.S. Government and agency securities would be considered non-diversified and continue to meet this qualification.

Response: The Fund is a diversified fund and therefore Non-Diversification Risk has been removed from the principal risk factors.

Re: Multi-Select Securities Fund and U.S. Monthly Income Fund for Puerto Rico Residents

15.

Comment: The Staff notes that the applicable Funds did not designate the futures reported in their shareholder reports as either long or short. Please confirm in correspondence whether the futures held by the Funds were long or short, and in future shareholder reports please designate these contracts in the disclosures in accordance with Articles 12-13A of Reg S-X.

Response: The Funds confirm that the futures of Multi-Select Securities Fund Futures are long futures and the futures of U.S. Monthly Income Fund are short futures. The Funds will appropriately designate futures as either long futures or short futures in future shareholder reports.

Re: U.S. Mortgage Backed & Income Fund for Puerto Rico Residents, Inc.

16.

Comment: The Staff notes that the amounts of purchases and sales disclosed in the notes do not correlate to the portfolio turnover disclosed in the Financial Highlights. Please discuss in correspondence how portfolio turnover has been calculated for this Fund and whether certain purchases of investments have not been disclosed.

Response: The Fund calculates portfolio turnover by taking the aggregate amount of purchases (excluding short-term investments) or sales, whichever is lower, and dividing that amount by the average monthly assets of the Fund for the year. The reason for the discrepancy noted by the Staff is that for purposes of calculating portfolio turnover, the Fund does not include short-term investment purchases, while it is included in purchases and sales disclosure.

Re: Multi-Select Securities Fund

17.	Comment: The Staff note the following comments with respect to the line-graph computation methodology in the MDFP:

i.	The Growth of $10,000 chart uses Class A to present performance. However, the chart does not include the impact of sales charges.

ii.	The chart is presenting performance for periods that are greater than 10 years.

iii.	The chart is presenting performance for an initial investment of $1,000 when it should be for $10,000.

iv.	The items shown in the chart for Large Cap Portfolio I are labeled Series I and Series II. However, the terms Series I and Series II are undefined.

Please ensure that future shareholder reports comply with the requirements of Form N-1A, Item 27(b)(7)(ii)(A) and Instruction 2.

Response: Multi-Select Securities Fund confirms that future shareholder reports will comply with the requirements of Form N-1A, Item 27(b)(7)(ii)(A) and Instruction 2.

***

Please do not hesitate to contact the undersigned (212-839-8615) with any comments or questions you might have.

Very truly yours,

/s/ Jesse C. Kean
Jesse C. Kean

CC:

Owen Meacham
Carla G. Teodoro
Andrew M. Friedman

Exhibit A

Short Term Investment Fund for Puerto Rico Residents, Inc.

(1933 Act File No. 333-259157/ 1940 Act File No. 811-23673),

U.S. Monthly Income Fund for Puerto Rico Residents, Inc.

(1933 Act File No. 333-259184/ 1940 Act File No. 811-23687),

Tax Free Fund for Puerto Rico Residents, Inc.

(1933 Act File No. 333-260731/ 1940 Act File No. 811-23672),

Tax Free Fund II for Puerto Rico Residents, Inc.

(1933 Act File No. 333-260735/ 1940 Act File No. 811-23671),

Tax Free Target Maturity Fund for Puerto Rico Residents, Inc.

(1933 Act File No. 333-260734/ 1940 Act File No. 811-23670),

Tax-Free High Grade Portfolio Target Maturity Fund for Puerto Rico Residents, Inc.

(1933 Act File No. 333-260739/ 1940 Act File No. 811-23679),

Tax-Free High Grade Portfolio Bond Fund for Puerto Rico Residents, Inc.

(1933 Act File No. 333-260743/ 1940 Act File No. 811-23674),

Tax-Free High Grade Portfolio Bond Fund II for Puerto Rico Residents, Inc.

(1933 Act File No. 333-260744/ 1940 Act File No. 811-23676),

GNMA & US Government Target Maturity Fund for Puerto Rico Residents, Inc.

(1933 Act File No. 333-260729/ 1940 Act File No. 811-23675),

Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc.

(1933 Act File No. 333-260730/ 1940 Act File No. 811-23680),

Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc.,

(1933 Act File No. 333-260736/ 1940 Act File No. 811-23681),

Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc.

(1933 Act File No. 333-260737/ 1940 Act File No. 811-23682),

Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc.

(1933 Act File No. 333-260741/ 1940 Act File No. 811-23678),

Tax-Free Fixed Income Fund V for Puerto Rico Residents, Inc.

(1933 Act File No. 333-260740/ 1940 Act File No. 811-23677),

Tax-Free Fixed Income Fund VI for Puerto Rico Residents, Inc.

(1940 Act File No. 811-23685),

Multi-Select Securities Fund for Puerto Rico Residents

(1933 Act File No. 333-259176/ 1940 Act File No. 811-23686),

US Mortgage Backed & Income Fund for Puerto Rico Residents, Inc.

(1940 Act File No. 811-23684)